July 14, 2005


By facsimile to (212) 373-2042 and U.S. Mail


John B. Ross, Esq.
Vice President and General Counsel
Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, MD 21236

Re:	Williams Scotsman International, Inc., formerly known as
Scotsman Holdings, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-1
	Filed July 8, 2005
	File No. 333-124459

Dear Mr. Ross:

      We reviewed the filing and have the comments below. Unless indicated otherwise, our page references below are to the filing`s courtesy copy.

Total Sources and Uses of Funds, page 4

1. It appears to us that you should reflect also additional borrowings under the amended and restated credit facility and the payment of the prior revolving credit facility and the prior term loan.

Use of Proceeds, page 23

2. It appears that the amount of net proceeds from the offering listed in the table should be revised due to the selling stockholders` participation. Revise the table to reflect the net proceeds to Williams Scotsman.

Principal and Selling Stockholders, page 77

3. Disclose the number of shares offered by each selling stockholder and how each selling stockholder acquired the shares to be offered.

Consolidated Statements of Stockholders` Equity, page F-12

4. We note your response to prior comment 8. However, we note also that you recognized stock option compensation expense in 2003 and 2004. Thus, it appears to us that you had unvested options upon your adoption of SFAS 123. As a result, it is unclear to us why you did not have stock-based compensation liabilities and related deferred tax balances in accordance with paragraph 2(c)(b) of SFAS 148. Please clarify.

Note 2(h).  Goodwill, page F-15

5. Based upon the margin analysis that you provided supplementally, we are unclear on how you determined that the economic characteristics of the branch offices are similar. Provide us a comprehensive description of how you considered the range of gross margins throughout the branch offices for each of the periods presented. Also tell us if you considered additional economic characteristics, including revenue trends.

Note 2(q).  Business Segment, page F-19

6. Based upon the information that you provided supplementally, it is unclear to us how you determined that your operating segments have similar economic characteristics. Provide us a comprehensive analysis of how you have considered the variations in gross margins realized by the geographic regions in each of the periods presented.
Also tell us how you have considered the fact that some regions consistently have significantly higher and lower profitability than other regions. We note also your first risk factor is that localized economic downturn or weakness could impact materially your results.

Note 11.  Assets Held for Sale, page F-29

7. We appreciate the additional information that you provided. We note that you sold 3,500 units in 2004 at an average price of $8,400.
We note also that the 2,900 units held for sale were written down by an average amount of $6,700 and sold for $100 to $400 each. Help us understand the reasons for the significant discrepancies in these items. Also tell us:

* When the units held for sale were sold and what the impact of those sales was in each period.

* The amount of the incremental investment that you would have been required to make for the units held for sale to be rented.

* if and how you consider future incremental investments in determining useful lives and salvage values.

Exhibits 10.22, 10.24, 10.25, 10.26, and 10.27

8. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibits in their entirety, revise or advise.

Draft of Exhibit 5.1

9. Provide written confirmation on the EDGAR system that counsel concurs with our understanding that the reference and limitation to
Delaware General Corporation Law include the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, Williams Scotsman may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Williams
Scotsman thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Williams Scotsman and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Williams Scotsman requests acceleration of the registration statement`s effectiveness, Williams Scotsman should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Williams Scotsman from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Williams Scotsman may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Williams Scotsman provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	John C. Kennedy, Esq.
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	1285 Avenue of the Americas
	New York, NY 10019

	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	1 Liberty Plaza
	New York, NY 10006



John B. Ross, Esq.
July 14, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE